October 2, 2013
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities
and Exchange Commission
Washington, DC 20549

Re:	Magnum Hunter Resources Corporation Registration Statement on Form S-4 Filed September 3, 2013 Amendment No. 1 to Registration Statement on Form S-4 Filed September 10, 2013 File No. 333-190956
Dear Mr. Schwall:
Set forth below are the responses of Magnum Hunter Resources Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 26, 2013 in regard to the above‑referenced registration statement on Form S-4 (the “Registration Statement”). For the convenience of the Staff, we have included the text of each of the Staff’s comments below in boldface type, followed by the Company’s response. Contemporaneously with the filing of this letter with the Commission, the Company is filing Pre‑Effective Amendment No. 2 to the Registration Statement.
Amendment No. 1 to Registration Statement on Form S-4
Cautionary Notice Regarding Forward-Looking Statements, page v

1.
The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. If you retain this section, please revise it to state explicitly that the safe harbor protections of the Acts do not apply to statements made in connection with the offer.

The section on forward‑looking statements on page v of the Registration Statement has been revised to take into account the Staff’s comment.

H. Roger Schwall
October 2, 2013

Risk Factors, pages 8 through 15 and pages 105 through 124

2.
We note that you have provided two separate sets of risk factors, one at pages 8 through 15 in the forepart of your prospectus and one at pages 105 through 124 later in the prospectus. Please revise your registration statement to provide all of the risk factors in the forepart of the prospectus as required by Item 3 of Form S-4.

The Registration Statement has been revised to put all the risk factors in the forepart of the prospectus (pages 8 through 34).
Annual Information, page 91

3.
We note the “Explanatory Note” that you have included in this section that references your annual report on Form 10-K for the fiscal year ended December 31, 2012, indicates that your disclosures in this section have not been updated, and references updated disclosure provided in other sections of your registration statement. We also note similar explanatory notes provided at pages 168 and 184 regarding your quarterly report on Form 10-Q for the quarter ended June 30, 2013, and your proxy statement for the 2013 annual meeting of stockholders, respectively. It appears that such presentation may be confusing to investors. Please revise your filing to ensure that the information presented is accurate and complete, and has been updated where required by Form S-4. As an example, please provide updated risk factors disclosure. As another example, at page 187 you reference Fred Smith as your Senior Vice President of Accounting and Chief Accounting Officer, but you disclosed in your current report on Form 8-K filed on September 13, 2013 that Mr. Smith has ceased to serve as Senior Vice President and Chief Accounting Officer and as an employee of the company effective September 9, 2013.

The Registration Statement has been reorganized and updated to take into account the Staff’s comments.
Signatures, page II-5

4.	Please revise to provide all of the signatures and related information required by Form S-4; please refer to Instructions 1 through 3 to “Signatures” in Form S-4. For example:

•	For Magnum Hunter Production, Inc., include the individuals signing as a majority of the board of directors;

•	For Magnum Hunter Resources GP, LLC, indicate who is signing in the required officer capacities; and

•	For Magnum Hunter Resources, LP, we note that you have identified the general and limited partner but no one else, and you have not clarified who fills the required roles.
The revised signatures and related information have been provided in the Registration Statement (pages II-5 through II-21). Each of Alpha Hunter Drilling, LLC, Bakken

H. Roger Schwall
October 2, 2013

Hunter, LLC, Hunter Aviation, LLC, Hunter Real Estate, LLC, Magnum Hunter Marketing, LLC, Magnum Hunter Resources GP, LLC, NGAS Gathering, LLC, NGAS Hunter, LLC, PRC Williston LLC, Shale Hunter, LLC, Triad Hunter, LLC and Williston Hunter ND, LLC is a member‑managed, single member limited liability company and, as such, does not have directors to sign the Registration Statement. Magnum Hunter Resources, LP is a limited partnership and, as such, does not have directors to sign the Registration Statement.
Exhibit 5.1

5.	Exhibit 5.1 refers to but does not include Annex A, which appears to be a list of the subsidiary guarantors. Please obtain and file a revised version of Exhibit 5.1 that includes Annex A.
Exhibit 5.1 to the Registration Statement has been revised to include Annex A.
The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DEM/js

cc:
Mr. Norman von Holtzendorff (Securities and Exchange Commission)
Ms. Laura Nicholson (Securities and Exchange Commission)
Mr. Gary C. Evans (Magnum Hunter Resources Corporation)
Mr. Joseph C. Daches (Magnum Hunter Resources Corporation)
Mr. Ronald D. Ormand (Magnum Hunter Resources Corporation)
Mr. Paul M. Johnston (Magnum Hunter Resources Corporation)
Mr. Josh Pleitz (Norton Rose Fulbright)